Exhibit 99.1

Acergy S.A. Announces Third Quarter Results

London, England – October 8, 2008 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today unaudited results for the third quarter which ended on August 31, 2008.

Highlights
•	Net operating revenue from continuing operations increased 6% to $753 million (Q3 2007: $709 million)

•	Gross profit increased 25% to $204 million (Q3 2007: $163 million)

•	Adjusted EBITDA(a) increased 29% to $182 million (Q3 2007: $141 million); delivering an Adjusted EBITDA margin of 24.2% (Q3 2007: 19.8%)

•	Net income from continuing operations increased 47% to $113 million (Q3 2007: $77 million)

•	Backlog was $3.3 billion (Q3 2007: $2.7 billion)

•	Acergy Polaris commenced dry-dock programme, as planned

•	Post quarter end, Acergy Piper successfully completed her scope of work on the Mexilhao Trunkline Project

Jean P. Cahuzac, Chief Executive Officer, said:
 “Acergy continues to consistently deliver successful execution of complex and technically challenging projects.  For the quarter, this has been converted into a very strong set of financial results and it is noteworthy that the level of backlog has increased by 20% year on year.  Following the successful completion of the Acergy Piper scope of work on the Mexilhao Trunkline Project, we remain on track to achieve our guidance for 2008.”

From a commercial perspective, we have seen recently higher levels of tendering in Northern Europe, demand in Brazil remains high and discussions on large projects in Nigeria and Asia have resumed.  The medium and long-term fundamentals for our business remain robust which, coupled with our solid backlog and strong balance sheet, positions Acergy well to capitalise on the anticipated market growth.

Financial Summary

	Three Months Ended		Nine Months Ended

In $ millions	Aug.31.08	Aug.31.07	Aug.31.08	Aug.31.07

	Unaudited	Unaudited	Unaudited	Unaudited
Net operating revenue	753.3	709.2	2,131.6	1,909.0
Gross profit	203.7	162.6	477.2	382.9
Net operating income	152.6	116.5	332.0	249.1
Net income before income taxes	161.6	117.1	331.2	257.8
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)
Net income from continuing operations	112.9	76.8	215.8	158.9
Net income from discontinued operations	—	—	—	4.9
Net income – Total Group	112.9	76.8	215.8	163.8

Per share data (Diluted)

Earnings per share - continuing operations	$0.58	$0.38	$1.14	$0.80
Earnings per share - discontinued operations	—	—	—	$0.02
Net earnings per share	$0.58	$0.38	$1.14	$0.82
Weighted-average number of common shares outstanding (millions)	205.5	212.1	208.1	192.9

Operating Review

Acergy Africa and Mediterranean – As expected, net operating revenue decreased to $233.4 million (Q3 2007: $336.0 million) due to unusually high levels of planned dry-docks on Acergy Polaris, Acergy Legend and Acergy Hawk. Good progress was made on major projects, including Saxi Batuque, EPC2B and Block 15.  As a result of the high level of dry-docking activity net operating income decreased to $20.7 million (Q3 2007: $55.9 million) due to significantly lower activity levels of projects in offshore installation.

Acergy Northern Europe and Canada– Net operating revenue was $278.7 million (Q3 2007: $280.7 million) reflecting high levels of SURF, IMR and survey activity, despite the absence of trunkline revenue in the region during the quarter.  Net operating income increased to $100.1 million (Q3 2007: $59.6 million) driven by strong project performance on all regional projects, including significant progress on Marathon Volund, Sage Hot Tap and Tyrihans subsea installation.  There was near full vessel utilisation in the quarter and contribution from Acergy Piper operating in Brazil.

Acergy North America and Mexico– Net operating revenue was $1.2 million (Q3 2007: $1.4 million) with net operating income of $0.3 million (Q3 2007: net loss of $3.1 million) due to the contribution from Frade, the cross-regional project, which progressed on schedule.

Acergy South America– Net operating revenue increased to $191.2 million (Q3 2007: $63.3 million) driven by good revenue contributions from SURF projects and the Mexilhao Trunkline Project.  Petrobras obtained a restricted environmental permit on Mexilhao in early August allowing the Acergy Piper to complete her scope of the offshore installation work.  Resolution of the claim pertaining to the permit related delays is progressing satisfactorily with Petrobras, as is negotiation on risk reduction associated with the remaining scope of the project.  The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks.  Net operating income was $3.2 million (Q3 2007: net operating loss of $0.9 million).

Acergy Asia and Middle East– Net operating revenue increased to $48.4 million (Q3 2007: $27.9 million) following the completion of the Liu Hua project and good progress on other projects, including Van Gogh and Pluto.  Net operating income of $6.8 million (Q3 2007: net operating loss $11.6 million) reflected good project performance and successful project close-outs.  The Sapura 3000 performed well and completed the first offshore phase of the Kikeh Project.

Non-consolidated Joint Ventures

The third quarter contribution from non consolidated joint ventures was $12.8 million (Q3 2007: $10.5 million).  Good contributions from NKT Flexibles and Seaway Heavy Lifting were partly offset by a loss from the SapuraAcergy joint venture.  During the quarter, the SapuraAcergy joint venture was awarded its first contract in India, for completion in fiscal year 2009.

Asset Development

Skandi Acergy joined the fleet during the quarter and commenced work for StatoilHydro.  Acergy Merlin is expected to join the fleet during the first half of 2009.

In 2008, the Acergy Piper will generate approximately $300 million revenue on the Mexilhao Trunkline Project.  Following completion of the Acergy Piper scope of this project, and given limited near term visibility on the trunkline market, consideration is being given to a number of options, including the stacking of the barge in 2009 to reduce its costs.

Financial Review

Net operating revenue from continuing operations for the third quarter of 2008 increased 6% to $753 million (Q3 2007: $709 million) due to strong SURF and IMR activity levels in the North and Norwegian Seas, significantly higher activity levels in Brazil and Asia Pacific, offset by somewhat lower activity levels in West Africa, driven by planned dry-dock scheduling.

Gross profit increased 25% to $204 million (Q3 2007: $163 million) as the volume and quality of project execution during the quarter continued to improve.

Acergy’s share of net income from non-consolidated joint ventures increased 18% to $13 million (Q3 2007: $11 million), with good contributions from NKT Flexibles and Seaway Heavy Lifting, offset by the SapuraAcergy joint venture.

Selling, general and administrative expenses were $64 million (Q3 2007: $56 million) reflecting the impacts of higher tendering costs and the weakened US dollar.

The Adjusted EBITDA margin from continuing operations for the three months was 24.2% (Q3 2007: 19.8%).

Net operating income from continuing operations for the third quarter was $153 million (Q3 2007: $117 million).  This 31% increase was due to strong project performance and a good contribution from the non consolidated joint ventures.

The income tax provision for the quarter was $49 million (Q3: 2007: $40 million), reflecting an effective rate of 30%.

Net income from continuing operations increased 47% to $113 million (Q3 2007: $77 million).

The cash and cash equivalents position at the quarter end was $439 million (May 31, 2008: $430 million). Total advance revenues from clients, at the quarter end stood at $327 million (Q3 2007: $202 million).

At quarter end, Acergy S.A. held directly 11,508,007 treasury shares representing 5.90% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares.

Current Trading
Backlog as at August 31, 2008 was approximately $3.3 billion, of which $0.7 billion is expected to be executed in the remainder of fiscal year 2008.

In $ millions as at:	Aug.31.08	May.31.08	Aug.31.07

Backlog	3,281	3,649	2,745
Pre-Backlog (1)	176	241	335

(1)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Outlook
The macro drivers for our business are global growth in demand for energy and the needs of our clients to access reserves often in more challenging environments.  We have somewhat less visibility on next years’ vessel activity than at the same point a year ago.  However, the medium and long-term fundamentals for our business remain robust which, coupled with our solid backlog and strong balance sheet, positions Acergy well to capitalise on the anticipated market growth.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group – globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions.  We are more than solution providers, we are solution partners – ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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(a)   Adjusted EBITDA: Thegroup calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxes, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group’s performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group’s liquidity.  The reconciliation of the group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to discussions on projects in Nigeria, statements as to management remaining confident that Acergy will achieve its guidance for 2008, statements as to management’s anticipation of reaching a commercial agreement with Petrobras regarding the completion of the shallow water approach of the Mexilhao Trunkline Project and the timing and pricing arrangements of such an agreement, statements as to management’s belief that the resolution of the claim pertaining to the permit-related delays in the Mexilhao Trunkline Project is progressing satisfactorily, statements as to the review of opportunities for the Acergy Piper, including moth-balling for a period of time, statements as to the expected amount of revenues from the Trunkline business for fiscal year 2008, statements as to expectations of new vessels joining our fleet and the timing thereof, statements as to expectations regarding our backlog and pre backlog and statements contained in the  “Outlook” section, including statements as to the macro drivers for Acergy’s business continuing to drive the need to develop further reserves, management’s confidence that delayed projects will be awarded and management’s belief that market visibility is good and the medium and long-term fundamentals for Acergy’s business remain robust.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information			Replay Facility Details

Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date: Wednesday October 8, 2008			Date: Thursday October 9, 2008
Time: 3.00pm UK Time			Time: 1.00pm UK Time

Conference Dial In Numbers:			Date: Thursday October 23, 2008
UK Toll Free	:	0800 626606	Time: 1.00pm UK Time
USA Toll Free	:	1 866 804 8688
France	:	0805 770051	Conference Replay Dial In Number:
Norway	:	800 369 16
Netherlands	:	0800 837 8000	International Dial In: +44 (0) 207 136 9233
Germany	:	0800 700 5019
Passcode : 64250557
International Dial In	:	+44 (0) 1296 480100

Passcode : 425391

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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- Tables Follow -

ACERGY S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended

	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0
Operating expenses	(549.6)	(546.6)	(1,654.4)	(1,526.1)

Gross profit	203.7	162.6	477.2	382.9
Selling, general and administrative expenses	(63.9)	(56.4)	(185.5)	(160.6)
Other operating income/(loss), net	—	(0.2)	3.3	0.3
Share of net income of non-consolidated joint ventures	12.8	10.5	37.0	26.5

Net operating income from continuing operations	152.6	116.5	332.0	249.1
Investment income	5.0	6.4	13.6	23.1
Other gains and losses	13.9	1.9	9.9	7.9
Finance costs	(9.9)	(7.7)	(24.3)	(22.3)

Net income before taxes from continuing operations	161.6	117.1	331.2	257.8
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)

Net income from continuing operations	112.9	76.8	215.8	158.9
Income from discontinued operations	—	—	—	4.9

Net income for the Period:	112.9	76.8	215.8	163.8

Attributable to:
Equity Holders	112.3	74.0	216.1	160.0
Minority Interests	0.6	2.8	(0.3)	3.8

Net income	112.9	76.8	215.8	163.8

PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
Basic
Continuing operations	0.62	0.39	1.17	0.83
Discontinued operations	—	—	—	0.02

Net earnings	0.62	0.39	1.17	0.85

Diluted
Continuing operations	0.58	0.38	1.14	0.80
Discontinued operations	—	—	—	0.02

Net earnings	0.58	0.38	1.14	0.82

Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	182.5	187.8	184.6	188.6
Diluted	205.5	212.1	208.1	192.9
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	76.8	67.7	192.7	205.4
Depreciation and amortisation	29.8	24.1	85.8	67.4
Impairment	—	—	—	0.2

ACERGY S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In $ millions)

	As at August 31, 2008	As at November 30, 2007	As at August 31, 2007

	Unaudited	Audited(1)	Unaudited
ASSETS
Non-current assets
Intangible assets	3.7	3.7	3.9
Property, plant and equipment	918.2	814.2	788.7
Interest in associates	152.1	106.4	102.4
Loans and receivables	52.4	40.9	25.5
Deferred income tax assets	57.7	59.9	43.4

Total non-current assets	1,184.1	1,025.1	963.9
Current assets
Inventories	40.0	29.2	34.9
Trade and other receivables(2)	514.7	506.4	424.2
Other accrued income and prepaid expenses	339.7	273.4	268.9
Restricted cash balances	14.9	8.9	37.2
Assets held for sale	1.1	1.1	9.5
Cash and cash equivalents	438.6	582.7	518.1

Total current assets	1,349.0	1,401.7	1,292.8

Total assets	2,533.1	2,426.8	2,256.7

EQUITY
Capital and reserves attributable to equity holders
Share capital	389.9	389.9	389.9
Own shares	(233.5)	(111.2)	(112.9)
Paid-in surplus	497.0	492.9	494.3
Equity reserve	110.7	110.7	110.7
Translation reserve	6.5	29.1	6.0
Retained earnings (Accumulated deficit)	77.0	(88.6)	(70.6)
Other reserves	(20.8)	(21.9)	(23.5)

Equity attributable to equity holders of the parent	826.8	800.9	793.9
Minority interest	9.2	18.1	14.0

Total equity	836.0	819.0	807.9
LIABILITIES
Non-current liabilities
Borrowings	404.9	386.6	382.5
Deferred income tax liabilities	34.6	35.6	29.1
Retirement benefit obligations	58.7	49.6	45.7
Other liabilities	47.3	35.8	35.7

Total non-current liabilities	545.5	507.6	493.0
Current liabilities
Trade and other payables	692.3	742.1	698.6
Construction contracts - amounts due to clients	327.3	197.6	201.7
Current income tax liabilities	111.7	157.3	52.3
Borrowings	20.3	3.2	3.2

Total current liabilities	1,151.6	1,100.2	955.8

Total liabilities	1,697.1	1,607.8	1,448.8

Total equity and liabilities	2,533.1	2,426.8	2,256.7

(1)	These figures have been extracted from the transition to International Financial Reporting Standards publication.
(2)

As at  August 31, 2008 a total of $11.2 million of claims or variation orders not formally agreed with or instructed by clients has been included in trade and other receivables.  This compares to $2.6 million and $nil million of such claims and variation orders included in trade and other receivables as at November 30, 2007 and August 31, 2007 respectively.

ACERGY S.A. AND SUBSIDIARIES
STATEMENT OF MOVEMENT OF RETAINED EARNINGS / (ACCUMULATED DEFICIT)
FOR NINE MONTHS ENDED AUGUST 31, 2008
(In $ millions)

Balance, November 30, 2007	(88.6)
Net income for nine months ended August 31, 2008	216.1
Dividends paid	(38.3)
Loss on sale of own shares	(12.2)

Balance, August 31, 2008	77.0

ACERGY S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture.  The Acergy Corporate region includes all activities that serve more than one region.  These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

For the three months ended August 31, 2008	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	233.4	278.7	1.2	191.2	48.4	0.4	753.3
Net operating income	20.7	100.1	0.3	3.2	6.8	21.5	152.6
Investment income							5.0
Other gains & losses							13.9
Finance costs							(9.9)

Net income before taxes from continuing operations							161.6

For the three months ended August 31, 2007	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico(2)	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	336.0	280.7	1.4	63.3	27.9	(0.1)	709.2
Net operating income/(loss)	55.9	59.6	(3.1)	(0.9)	(11.6)	16.6	116.5
Investment income							6.4
Other gains & losses							1.9
Finance costs							(7.7)

Net income before taxes from continuing operations							117.1

For the nine months ended August 31, 2008	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	968.2	622.6	2.7	400.5	135.7	1.9	2,131.6
Net operating income	160.9	104.7	6.6	11.2	12.3	36.3	332.0
Investment income							13.6
Other gains & losses							9.9
Finance costs							(24.3)

Net income before taxes from continuing operations							331.2

For the nine months ended August 31, 2007	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico(2)	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	964.2	734.7	2.0	147.0	60.3	0.8	1,909.0
Net operating income/(loss)	119.7	131.2	(3.7)	(4.3)	(18.5)	24.7	249.1
Investment income							23.1
Other gains & losses							7.9
Finance costs							(22.3)

Net income before taxes from continuing operations							257.8

1.

Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2008. The revenue from these customers was $406.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America regions. Three clients in the nine months period ended August 31, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,119.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. In the quarter ended August 31, 2007, two clients accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $266.2 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada regions. Two clients in the nine months period ended August 31, 2007 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $758.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

2.	Losses / gains from discontinued operations are excluded.

ACERGY S.A. AND SUBSIDIARIES
RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
(In $ millions, except percentages)

	Three Months Ended		Nine Months Ended

	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Net operating income from continuing operations	152.6	116.5	332.0	249.1
Depreciation and amortisation	29.8	24.1	85.8	67.4
Impairments	—	—	—	0.2

Adjusted EBITDA	182.4	140.6	417.8	316.7

Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0

Adjusted EBITDA%	24.2%	19.8%	19.6%	16.6%

ACERGY S.A. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
(In $ millions, except percentages)

	Three Months Ended		Nine Months Ended

	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Net income from continuing operations	112.9	76.8	215.8	158.9
Depreciation and amortisation	29.8	24.1	85.8	67.4
Impairments	—	—	—	0.2
Investment income	(5.0)	(6.4)	(13.6)	(23.1)
Other gains and losses	(13.9)	(1.9)	(9.9)	(7.9)
Finance costs	9.9	7.7	24.3	22.3
Income tax provision	48.7	40.3	115.4	98.9

Adjusted EBITDA	182.4	140.6	417.8	316.7

Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0

Adjusted EBITDA%	24.2%	19.8%	19.6%	16.6%

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